Exhibit 4.4

Fizzback Group (Holdings) Limited

Employee share option scheme
Adopted by the Company on 16 July   2010

Dated               16 July 2010

TABLE OF CONTENTS

1	Definitions	1
2	Grant of Options	5
3	Rights to exercise Options	5
4	The exercise of Options	7
5	Adjustment of Options	7
6	Administration	8
7	Notification to HMRC	8
8	PAYE, National Insurance and election under Section 431(1) of ITEPA	8
9	Disqualifying Event	9
10	General	10
11	Alterations	10
12	Introduction	11
13	Definitions	11
14	Grant of Options and Roll over	12
15	Disapplication	13
16	PAYE, National Insurance and election under Section 431(1) of ITEPA	13

FIZZBACK GROUP (HOLDINGS) LIMITED
EMPLOYEE SHARE OPTION SCHEME
(as adopted by resolution of the Directors on 16 July 2010)

1	Definitions

1.1	In this Scheme, except where inconsistent with the subject or context, the words and expressions set out below shall bear the following respective meanings, namely:

the Articles	the articles of association of the Company, from time to time
the Auditors	the auditors for the time being of the Company
Change of Ownership	means an individual, or a group of individuals acting in concert
(in partnership or otherwise) (other than any existing
shareholder or any person connected or associated with an
existing shareholder) acquiring the entire issued share capital of the Company
the Company	Fizzback Group (Holdings) Limited
Date of Cessation	the date on which the Option Holder becomes a Leaver
Date of Grant	the date upon which the Option Agreement is entered into as a deed by the Company
Date of Notice	the date on which the Notice is issued by the Company
the Directors	the board of directors of the Company or a duly authorised
committee thereof
Disqualifying Event	a disqualifying event as set out in the EMI Code
Disqualified Exercise	any exercise of an Option which does not take place either
before or within 30 days after a Disqualifying Event, and any other exercise of an Option at a time when it is not a Qualifying
Option
Eligible Employee	any employee (including a director) of the company or the
Group who is required to devote:
(i) at least 25 hours a week to the business of the
Company or the Group; or
(ii) if less, 75% of his working time to the business of the
Company or the Group
and is not precluded by paragraphs 28 of Schedule 5 from
participation in the Scheme
EMI Code	as defined in section 527(3) of ITEPA
Exercisable Event	the earlier of a Proposed Exit Event or a Listing
the Group	the Company and any Subsidiary designated by the Directors
as a member of the Group for the purposes of this Scheme or, where the context permits, any one or more of them
HMRC	Her Majesty’s Revenue & Customs
ICTA	the Income and Corporation Taxes Act 1988

Insolvent Liquidation	in respect of the Company means:
(i) a petition for the winding up or for an administration
order being lodged against it and not being removed
within 120 days or the passing of a resolution for its
winding up or the passing of a resolution to present a
petition for its winding up or it being wound up or its
directors or shareholders resolving to present a
petition for an administration order or an
administrative receiver or receiver or receiver and
manager being appointed in respect of it or it
proposes a company voluntary arrangement; or
(ii) the calling of a meeting of its creditors or the making of an application to the court under Section 425 of the
Companies Act 1985 or the submission to its
creditors of a proposal under Part I of the Insolvency
Act 1986 or the entry into of any arrangement or
composition with its creditors; or
(iii) the suffering of any distress or any execution being
laid on substantially all of its goods; or
(iv) it agrees to declare a moratorium or becomes or is
deemed to be insolvent or unable to pay its debts
within the meaning of the Insolvency Act 1986; or
(v) it ceases to carry on the whole or any material part of
its business in the normal course; or
(vi) any analogous proceedings or nearest analogous
proceedings or event or practice or otherwise to those
listed in (i) to (v) (inclusive) above occurring.
ITEPA	the Income Tax (Earnings and Pensions) Act 2003
Leaver	an employee or director who ceases to be an Eligible
Employee
Listing	a successful application being made by the Company or its
holding company to the UK Listing Authority for all or any of the
Ordinary Shares of the Company to be admitted to trading on
the London Stock Exchange or to be quoted on the Alternative
Investment Market or a successful application being made by
the Company or its holding company to any other recognised
investment exchange or overseas investment exchange (as
such expressions are defined in the Financial Services and
Markets Act 2000) for all or any of the Ordinary Shares of the
Company or such holding company to be admitted to trading on such exchange
Market Value	subject to paragraph 5(7) of Schedule 5, the market value of an
Ordinary Share determined in accordance with section 272 of
the Taxation of Chargeable Gains Act 1992 and prior to Listing as agreed with the Shares Valuation Division of HMRC

Notice	a letter in writing by the Company to an Option Holder
informing the Option Holder of a Proposed Exit Event and
(a) if the Market Value of the Option Shares is higher
than the Market Value as at the Date of Grant of that
Option, such letter shall constitute a deemed exercise
of that Option by the addressee Option Holder on the
Date of Notice; or
(b) if the Market Value of the Option Shares is lower
than the Market Value as at the Date of Grant of that
Option, such letter shall constitute an invitation to the
addressee Option Holder to exercise his Option in
accordance with paragraph 4.2 for a period of 7 days
from the date of the Notice
Option Agreement	the option agreement (which may take the form of a letter,
executed as a deed by the Option Holder) entered into by the
Company and an Option Holder in accordance with paragraph
2.5 which, subject to the rules of the Scheme, forms an
agreement between the Option Holder and the Company
Option	a non-transferable right to acquire the Option Shares granted to an Eligible Employee in pursuance of this Scheme and for the time being subsisting
Option Holder	a person holding an Option or, where the context requires or permits, his legal personal representatives
Option Period	a period of ten years commencing on the Date of Grant of an
Option
Option Price	a price per Option Share to be determined by the Directors in their sole and absolute discretion provided that such price shall not be less than the nominal value per Option Share, or (when applicable) such price as from time to time adjusted pursuant to this Scheme
Option Shares	Ordinary Shares as defined in the articles of association of the
Company, from time to time, which meet the requirements of
paragraph 35 of Schedule 5
Performance Conditions	objective and relevant conditions as to the performance of the
Company and/or the Option Holder which:
(a) must be satisfied in order that an Option granted to
such Option Holder may be exercised under all, any
or some only (as determined at the discretion of the
Directors prior to the related Date of Grant) of the
paragraphs of this Scheme;
(b) shall have been determined by the Directors (if at all)
on or prior to the related Date of Grant; and
(c) shall be notified to the Option Holder in the Option
Agreement

Proposed Exit Event	the issue of the Notice by the Company to Option Holders
notifying them of any of the following events:
(a) the making of an offer for the shares of the Company
which (were it to become unconditional) would result
in a Change of Ownership; or
(b) any proposed sale of the ordinary share capital by
any or all of the shareholders of the Company that
upon Completion would result in a Change of
Ownership; or
(h) any offer made pursuant to Part XIII A of the
Companies Act 1985
Qualifying Option	an option which is a qualifying option for the purposes of the
EMI Code
Relevant Event	any variation in the share capital of the Company arising from any reduction of capital or sub-division or consolidation of capital or issue of shares by way of capitalisation of profits or reserves or by way of rights (including in the latter case an offer to holders of Ordinary Shares to subscribe additional shares proportionately to their existing shareholdings whether or not such additional shares are provisionally allotted on a nil paid basis)
Relevant Executive	shall bear the meaning given to the same in the Articles
Reorganisation	a reorganisation whereby a new holding company acquires the
Company by way of share exchange and there is identity or
substantial identity of holders of Ordinary Shares before, and of holders of Ordinary Shares of the new holding company after, such share exchange
Schedule 5	Schedule 5 of ITEPA
this Scheme	Part A or Part B or both (as applicable in the appropriate
context) of this Scheme in its present form or as from time to time altered in accordance with the provisions hereof
Solvent Liquidation	means the solvent winding up or dissolution of the Company
Subsidiary	any company which is for the time being a Qualifying
Subsidiary (as defined in the EMI Code) in relation to the
Company

1.2	References in this Scheme to “vesting” mean an Option become capable of exercise to the extent specified and “vest” shall be construed accordingly.

1.3	References to paragraphs are to paragraphs of this Scheme.

1.4	References in this Scheme to statutory provisions shall extend to any statutory modification or re-enactment thereof.

1.5	Unless the context otherwise requires, words in the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and vice versa.

PART A: ENTERPRISE MANAGEMENT INCENTIVES OPTIONS

2	Grant of Options

2.1
Subject to the restrictions hereinafter contained, the Directors may from time to time at their discretion and subject to such Performance Conditions as they may determine grant or procure that there is granted to any Eligible Employee an Option, which is intended to be a Qualifying Option, at the applicable Option Price.

2.2
Prior to a Listing, no Option shall be granted under this Scheme if, as a result the aggregate number of Option Shares which might fall to be or have already been issued under all share option or other employees' share schemes established by the Company would exceed 25% (or such greater extent as the Directors determine from time to time) of the issued ordinary share capital of the Company from time to time.

2.3	No Option shall be granted after the tenth anniversary of the date of adoption of this Scheme.

2.4	No payment shall be required for the grant of an Option.

2.5	Each Option shall be granted by the Company and accepted by the Option Holder by entering into an Option Agreement executed by the Company and the Option Holder as a deed which shall specify:

(a)	the number of Option Shares subject to the Option;

(b)	the Option Price;

(c)	the Date of the Grant;

(d)	the terms upon which the Option will vest (if any);

(e)	any Performance Conditions attaching to the Option;

(f)	details of any restrictions or risks of forfeiture which attach to the Option Shares subject to the Option; and

(g)	that the Option is a Qualifying Option.

2.6
The total market value of the Option Shares (having been calculated at the Date of Grant of an Option) in respect of which unexercised Qualifying Options exist on any given day must not exceed £3 million (or such amount as may from time to time be specified in Schedule 5).

3	Rights to exercise Options

3.1	Save as hereinafter provided, an Option may not be exercised in whole or in part prior to an Exercisable Event.

3.2
It shall be a term of the grant of an Option and a right inherent in such grant that the Directors may at their absolute discretion at any time following the grant of the Option permit the earlier exercise of the Option (notwithstanding paragraphs  3.1).

3.3	If an Option Holder becomes a Leaver all Options which have not become exercisable or which, having become exercisable, have not been exercised, shall lapse.

3.4
Unless otherwise specified in the Option Agreement, all Options which have not become exercisable or which, having become exercisable, have not been exercised, shall lapse immediately on the earliest of the following:

(a)	subject to paragraph 3.6, on a Change of Ownership;

(b)	immediately following the proposed completion of the offer or Change of Ownership referred to in the Notice;

(c)	the expiration of the Option Period;

(d)	on an Insolvent Liquidation of the Company; and

(e)	on the Option Holder being adjudged bankrupt.

3.5	(a) If any company ("the Acquiring Company"):

(i)
obtains control of the Company as a result of making a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have control of the Company or as a result of making an offer to acquire all the shares in the Company which are of the same class as the Ordinary Shares which are the subject of Options; or

(ii)	obtains control of the company in pursuance of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985; or

(iii)	becomes bound or entitled under Sections 428 to 430 of the Companies Act 1985 to acquire shares in the Company which are the same class as the Ordinary Shares; or

(iv)	obtains all of the shares in the Company by acquiring all of the shares of the Company as a result of a qualifying exchange of shares (as defined in paragraph 40 of Schedule 5);

the Option Holder may, provided that the requirements of paragraph(s) 39 to 43 of Schedule 5 are met but not otherwise, at any time within the Appropriate Period, by agreement with the Acquiring Company, release his rights under this Scheme (in this paragraph  3.5(a) referred to as "the Old Rights") in consideration of the grant to him of rights (in this paragraph  3.5(a) referred to as "the New Rights") which are equivalent to the Old Rights but relate to shares in a different company (whether the Acquiring Company itself or a company which has control of the Acquiring Company or a company which either is, or has control of a company which is a member of a consortium owning either the Acquiring Company or a company having control of the Acquiring Company).

(b)	In paragraph 3.5(a) above the "Appropriate Period" means:

(c)
in a case falling within paragraph  3.5(a)(i), the period of six months beginning with the time when the person making the offer has obtained control of the Company and any conditions subject to which the offer is made have been satisfied;

(d)	in a case falling within paragraph 3.5(a)(ii) or (iv), the period of six months beginning with the time when the Acquiring Company obtains control of the company; and

(e)
in case falling within paragraph  3.5(a)(iii), the period during which the Acquiring Company remains bound or entitled as mentioned in that paragraph, or if shorter the period of six months beginning with the time when the Acquiring Company obtains control of the Company.

(f)	The New Rights shall not be regarded for the purposes of paragraph 3.5(a) as equivalent to the Old Rights unless:

(g)
the total market value, immediately before the release, of the Ordinary Shares which were subject to the Option Holder's Old Rights is equal to the total market value, immediately after the grant, of the shares in respect of which the New Rights are granted to the Option Holder; and

(h)
the total amount payable by the Option Holder for the acquisition of shares in pursuance of the New Rights is equal to the total amount that would have been payable for the acquisition of Ordinary Shares in pursuance of the Old Rights.

3.6
If notice is duly given of a general meeting at which a resolution will be proposed for the Solvent Liquidation of the Company, every Option shall be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the general meeting concluded or adjourned without fixing a date for a further meeting, whichever shall first occur, subject to the limitations imposed by paragraph  3.4. If such resolution is duly passed all Options shall to the extent that they have not been exercised thereupon cease and determine.

3.7
If, in consequence or a Reorganisation, a company (a "Holding Company") obtains control of the Company, or if the Holding Company becomes bound or entitled to acquire the issued Ordinary Shares under Part XIIIA of the Companies Act 1985, this Scheme shall take effect as if all Option Holders had released their Options in consideration of the grant of equivalent options to acquire Ordinary Shares in the Holding Company and accordingly Options shall continue to be governed by this Scheme but shall be satisfied by the issue or transfer (as the case may be) of Ordinary Shares of the Holding Company rather than Ordinary Shares.

3.8
If, pursuant to paragraphs  3.5 and  3.7 an Option Holder releases or is regarded as releasing his Option in consideration of the grant to him of an equivalent option ("the New Option") to acquire shares in the Holding Company, then in relation to the New Option references to "the Company" shall be construed as references to the company whose shares are the subject of the New Option in the definitions of "Ordinary Shares", and "Relevant Event" and for the purposes of this Scheme where the context so requires.

4	The exercise of Options

4.1
Where a Notice has been issued by the Company on the occurrence of the Proposed Exit Event and the Market Value of the Option Shares is higher at the Date of Notice than the Market Value on Date of Grant, the issue of the Notice shall constitute for all purposes deemed exercise of an Option by the addressee Option Holder.

4.2
Save for the deemed exercise on the issue of the Notice as described in 4.1 above, where a Notice has been issued an Option Holder may exercise an Option in such circumstances by the Option Holder (or his personal representatives, where applicable) delivering to the Directors a notice in writing duly completed and signed.

4.3
The Company and the Option Holder may agree either in the Option Agreement or at the time of the exercise or deemed exercise of an Option, the method and timing for the payment of the Option Price by the Option Holder.

4.4
All issues or transfers of Option Shares will be made within 30 days of the date of exercise of an Option and it shall be the responsibility of the Option Holder in the case of a transfer of Option Shares, to pay the requisite stamp duty or stamp duty reserve tax.

5	Adjustment of Options

Upon the occurrence of any Relevant Event the number of Option Shares comprised in each Option and the Option Price thereunder may be adjusted in such manner (not excluding retrospective adjustment where a Relevant Event occurs after the date of exercise of an Option but the record date relating to such Relevant Event precedes such date of exercise) as the Directors (with the written concurrence of the Auditors that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate in that such adjustment is necessary to take account of any variation in the share capital of the Company; provided always that:

(a)
no adjustment shall be made so as to reduce the Option Price per Ordinary Share to an amount less than the nominal value per share unless the Company has reserves available to enable such shares to be issued fully paid upon the exercise of Options; and

(b)	no increase shall be made in the aggregate Option Price relating to any Option.

Notice of any such adjustments shall be given to Option Holders by the Directors, who may call in Option agreements for endorsement or replacement.

6	Administration

6.1
Any notice or other document which the Company is required or may desire to give to an Option Holder pursuant to this Scheme shall be sufficiently given if delivered to him (if he is still an Eligible Employee) at his place of work or sent through the post in a pre-paid cover addressed to the Option Holder at his address last known to the Company and if so sent shall be deemed to have been duly given on the date of posting. Any document so sent to an Option Holder shall be deemed to have been duly delivered notwithstanding that he be then deceased (and whether or not the Company has notice of his death) except where his legal personal representatives have established their title to the satisfaction of the Company and supplied to the Company an address to which documents are to be sent.

6.2
The Directors shall have power from time to time to make or vary regulations for the administration and operation of this Scheme provided that such regulations are not inconsistent with the provisions of this Scheme.

7	Notification to HMRC

7.1
The Company shall give notice of any Option granted under this Scheme to HMRC within 92 days of its Date of Grant in the form prescribed in paragraph 44 of Schedule 5 (or such period as may be amended from time to time).

7.2
It shall be a term of all Options granted under this Scheme that the Option Holder must make a declaration in the notice given to HMRC under paragraph  7.1 that he meets the requirements of paragraph 26 of Schedule 5 and will provide all relevant information to enable HMRC to complete any enquiries that they may raise pursuant to paragraph 46(3) of Schedule 5.

8	PAYE, National Insurance and election under Section 431(1) of ITEPA

8.1
It shall be a term of all Options granted under this Scheme and a condition of the right to exercise or release an Option for consideration that the Option Holder shall pay to and indemnify the relevant member of the Group against the full amount of any and all liability to pay as you earn income tax, employee national insurance contributions and other liabilities which are attributable to and otherwise relate to the Option and which are primarily liabilities of or which arise in respect of the Option Holder but which the Company is or may become liable to discharge. No Option may be exercised until the Option Holder has entered into such arrangements as the Directors may from time to time require in their absolute discretion (and notify to the Option Holder) to ensure that any such liabilities are accounted for to the satisfaction of the Company.

8.2	It shall be a term of all Options granted under this Scheme that:

(a)
if so requested by the Company, as soon as practicable following the grant of an Option, the relevant member of the Group and the Option Holder shall enter into an election in terms satisfactory to HMRC under paragraph 3B of Schedule 1 Social Security Contributions and Benefits Act 1992 that the liability of any member of the Group to pay any secondary Class 1 national insurance contributions in respect of gains arising on the exercise or release of an Option shall be transferred to the Option Holder such that what would otherwise be the liability of the relevant member of the Group becomes the liability of the Option Holder; and

(b)
if so required to enter into an election under paragraph  8.2, the relevant member of the Group and the Option Holder shall agree to do all acts and things which may be necessary to give effect to the election at paragraph  8.2(a) but if such election is not effective, or if the Option Holder is not required to enter into such an election and in any event, the Option Holder shall agree under paragraph 3A of Schedule 1 Social Security Contributions and Benefits Act 1992 as a condition of his right to exercise or release his Option for consideration to pay to and indemnify the relevant member of the Group against any secondary Class 1 national insurance contributions arising on exercise or release of the Option and will enter into such arrangements as the Directors may from time to time reasonably require (and notify to the Option Holder) to ensure that any such liability is accounted for to the satisfaction of the Company.

8.3
In the event that an election is entered into under paragraph 8.2(a) above, in order to discharge his liability resulting from the election at paragraph 8.2(a) the Option Holder shall pay to the relevant member of the Group the amount of secondary class 1 national insurance contributions and the relevant member of the Group will account to HMRC for such liability on behalf of the Option Holder. The Option Holder must either:

(a)	deliver a cheque to the relevant member of the Group for the amount of his liability together with his notice of exercise; or

(b)
agree that the Company may withhold such number of Option Shares as are equal in value to the national insurance liability together (where relevant) with any commission or similar costs to be reasonably and properly incurred by the Company upon the disposal of any such Option Shares on behalf of the Option Holder to fund the liability.

8.4
For the purposes of this paragraph  8, the relevant member of the Group may make a best estimate of all liabilities which an Option Holder is required to pay to or for which he is liable to indemnify any member of the Group, such best estimate being the “material amount”. If the material amount shall exceed the amount payable by or in respect of an Option Holder, the relevant member of the Group shall account to such Option Holder for such excess.

8.5
Upon the exercise of an Option, each Option Holder shall appoint (irrevocably and by way of security for the performance of his or her obligations under paragraphs  8.1 to  8.4) the Company (with full power of substitution) as his attorney for the purpose of signing, in his name and on his behalf, any documents required to implement the foregoing.

8.6
For the avoidance of doubt paragraph  8 (8.1 to  8.5) will apply: (a) where the Option Price is less than the Market Value of the shares subject to the Option at the Date of Grant (as agreed with HMRC) and (b) where the exercise of the Option is a Disqualified Exercise.

8.7
It shall be a term of the grant of an Option that the Option Holder shall jointly with his employer company enter into an election under section 431 (1) of ITEPA at the Date of Grant in the HMRC approved form. For the avoidance of doubt, such an election shall be otiose by virtue of section 431A of ITEPA if an Option Holder acquires the shares pursuant to the exercise of a Qualifying Option in circumstances in which no liability to income tax arises on exercise.

9	Disqualifying Event

9.1
Save as otherwise expressly provided in this Scheme, if any event occurs which would constitute a Disqualifying Event, the Company shall use reasonable endeavours to notify Option Holders as soon as reasonably practicable. If the Option has not then become exercisable in whole or in part, the Directors may, in their sole discretion, permit the exercise of an Option in whole or in part within the period of 30 days from the date of the Disqualifying Event, provided and to the extent that such period falls within the Option Period. For the avoidance of doubt, neither the absence of such notice or permission nor the failure to exercise the Option within such period of thirty days shall of itself cause an Option to lapse.

9.2
If the Option Holder ceases to be an Eligible Employee of the Company by reason of death, personal incapacity due to ill health or disability, retirement on reaching retirement age in accordance with the terms of his employment, or dismissal found by a competent tribunal to have been wrongful, then the Option shall become exercisable in whole or in part within the period of 30 days from the date of the Disqualifying Event, provided and to the extent that such period falls within the Option Period.

9.3
The Company shall be under no obligation to ensure that an Option remains a Qualifying Option for the purposes of the EMI Code. In no circumstances shall any Option Holder have any cause of action against the Company in respect of any loss to him howsoever arising as a result of or in connection with any Disqualifying Event including any failure of the Company to notify Option Holders under paragraph  9.1.

10	General

10.1
The Directors shall ensure that a Notice is issued prior to completion of an offer or sale of the type referred to in the definition of "Proposed Exit Event" and shall at all times keep available for issue such authorised and unissued Ordinary Shares or procure the issue or transfer of sufficient Ordinary Shares as may be required to meet the subsisting rights of Option Holders.

10.2
The decision of the Directors in any dispute or question affecting any Option Holder shall be final and conclusive subject to the concurrence of the Auditors whenever required under the provisions of this Scheme.

10.3
The Company in General Meeting or the Directors may at any time resolve to terminate this Scheme in which event no further Options shall be granted but the provisions of this Scheme shall in relation to Options then subsisting continue in full force and effect.

10.4
An Option or the benefit thereof shall not (except as may be required by taxation law) form part of the emoluments of an Option Holder or count as wages or remuneration and shall not be pensionable. In no circumstances shall an Option Holder on ceasing to be an employee of the Group, for any reason be entitled to, or claim as against any member or former member of the Group, any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under any Options then held by him or otherwise in connection with this Scheme.

10.5	Save as specifically set out in this Scheme nothing shall confer rights on any person pursuant to the Contracts (Rights of Third Parties) Act 1999.

10.6
No Option may be granted, exercised, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with the “Model Code on Directors’ Dealings in Securities” issued by the Financial Services Authority as amended from time to time.

10.7	This Scheme and the Option granted hereunder shall be governed by English law.

11	Alterations

11.1
This Scheme may be altered by the Directors from time to time provided that no alteration shall be effective to abrogate or alter adversely any of the subsisting rights of Option Holders except with such consent or sanction on the part of the Option Holders as would be required under the provisions of the Company's Articles of Association if the Options constituted a single class of shares (or, where the Directors deem it appropriate, two or more classes of shares according to the periods, as determined by the Directors, in which the Dates of Grant fall) and as if such provisions applied mutatis mutandis thereto.

11.2	On and following a Listing, this Scheme may be altered by the Directors from time to time subject to the following provisions:

(a)
except with the prior sanction of the Company in General Meeting, no alteration shall be made to this Scheme altering to the advantage of Option Holders (present or future) any of the provisions of the Scheme as to the definition of “Relevant Event” or as to the limitations on the grant of Options or as to the determination of Option Prices or as to the restrictions on the exercise of Options or as to the rights to be attached upon their issue to Ordinary Shares issued upon the exercise of Options or as to the rights of Option holders on the winding up of the Company or as to the transferability of Options (except for minor amendments to benefit the administration of this Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in this Scheme or for the Company or for members of the Group);

(b)
no alteration shall be effective to abrogate or alter adversely any of the subsisting rights of Option Holders except with such consent or sanction on the part of the Option Holders as would be required under the provisions of the Company's Articles of Association if the Options constituted a single class of shares (or, where the Directors deem it appropriate, two or more classes of shares according to the periods, as determined by the Directors, in which the Dates of Grant fall) and as if such provisions applied thereto with all necessary modifications;

(c)
the Directors may only make alterations to the Relevant Conditions applying to an Option if an event or events happen which mean that the original Relevant Conditions are no longer achievable and they may only make such alterations:

(i)	as the Auditors for the time being of the Company shall have confirmed in writing to be in their opinion fair and reasonable and not more onerous than before the alteration; and

(ii)	to the extent that the Relevant Conditions following such alteration are in their reasonable opinion and taken as a whole no less onerous than the original Relevant Conditions.

PART B: UNAPPROVED OPTIONS

12	Introduction

The Directors may, notwithstanding any other provision of this Scheme, grant Options which do not attract the tax reliefs available by virtue of the EMI Code. To every such Option (an "Unapproved Option") Part A of this Scheme shall apply save only as modified by this Part B.

13	Definitions

13.1
For the purposes of this Part B of this Scheme, except as otherwise modified in this paragraph below or where inconsistent with the subject or context, words and expressions will have the same meaning as set out in paragraph  1 (Definitions).

13.2	The definition of “Eligible Employee” shall be replaced with “any director (executive or non-executive) or employee of any member of the Group or any consultant engaged by any member of the Group”.

13.3	The definition of "Market Value" shall be replaced with "the market value of an Ordinary Share determined in accordance with section 272 of the Taxation of Chargeable Gains Act 1992".

13.4	The definition of “Subsidiary” shall be replaced with “any company which is for the time being under the control of the Company.

13.5	The following words and expressions (and any reference to them) are not relevant for the purposes of this Part B and should be disregarded:

(a)	Disqualifying Event;

(b)	Disqualified Exercise;

(c)	EMI Code;

(d)	Qualifying Option; and

(e)	Schedule 5.

14	Grant of Options and Roll over

14.1	Paragraph 2.1 shall be replaced with the following:

“Subject to the restrictions hereinafter contained, the Directors may from time to time at their discretion and subject to such Performance Conditions as they may determine grant or procure that there is granted to any Eligible Employee an Option at the applicable Option Price.”

14.2	Paragraph 2.5 shall be replaced with the following:

“No  payment  shall  be  required  for  the  grant  of  an  Option.    Each  Option  shall  be  granted  by  the

Company and accepted by the Option Holder by entering into an Option Agreement executed by the Company and the Option Holder as a deed which shall specify:

(a)	the number of Ordinary Shares subject to the Option;

(b)	the Option Price;

(c)	the Date of the Grant;

(d)	the terms upon which the Option will vest (if different from those set out at paragraph 3.2); and

(e)	any Performance Conditions attaching to the Option.”

14.3	Paragraph 2.5(g) of Part A shall not apply to this Part B.

14.4	Paragraph 3.5 of Part A shall be replaced with the following: “3.5(a) If any company ("the Acquiring Company"):

(a)	obtains control of the Company pursuant to a Change of Ownership;

(b)
obtains control of the Company in pursuance of a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985 or Article 418 of the Companies (Northern Ireland) Order 1986; or

(c)
becomes bound or entitled to acquire shares in the Company under sections 428 to 430 of that Act or Articles 421 to 423 of that Order, the Option Holder may at any time within the Appropriate Period, by agreement with the Acquiring Company, release his rights under this Scheme (in this paragraph 3.5(a) referred to as "the Old Rights") in consideration of the grant to him of rights (in this paragraph 3.5(a) referred to as "the New Rights") which are equivalent to the Old Rights but relate to shares in a different company (whether the Acquiring Company itself or a company which has control of the Acquiring Company or a company which either is, or has control of a company which is a member of a consortium owning either the Acquiring Company or a company having control of the Acquiring Company).

3.5(b)	In paragraph 3.5(a) above the "Appropriate Period" means:

(a)
in a case falling within paragraph 3.5(a)(i), the period of six months beginning with the time when the person making the offer has obtained control of the Company and any conditions subject to which the offer is made is satisfied;

(b)	in a case falling within paragraph 3.5(a)(ii), the period of six months beginning with the time when the court sanctions the compromise or arrangement; and

(c)	in case falling within paragraph 3.5(a)(iii), the period during which the Acquiring Company remains bound or entitled as mentioned in that paragraph.

3.5(c)	The New Rights shall not be regarded for the purposes of this paragraph 3.5(a) as equivalent to the Old Rights unless:

(a)	the New Rights will be exercisable in the same manner as the Old Rights and subject to the provisions of this Scheme as it had effect immediately before the release of the Old Rights; and

(b)
the total market value, immediately before the release, of the Ordinary Shares which were subject to the Option Holder's Old Rights is equal to the total market value, immediately after the grant, of the shares in respect of which the New Rights are granted to the Option Holder; and

(c)
the total amount payable by the Option Holder for the acquisition of shares in pursuance of the New Rights is equal to the total amount that would have been payable for the acquisition of Ordinary Shares in pursuance of the Old Rights.”

15	Disapplication

Paragraphs  7 (Notification to HMRC) and 9 (Disqualifying Event) of Part A shall not apply to this Part B.

16	PAYE, National Insurance and election under Section 431(1) of ITEPA

16.1
Paragraph  8.6 of Part A shall not apply. For the avoidance of doubt paragraphs  8.1 to  8.5 shall apply to this Part B and reference in those provisions to liabilities attributable to the Option shall be deemed to include any value added tax which is payable by the Company or not capable of recovery by the Company in relation to or otherwise with the grant or exercise of an Option whether or not such liability is a primary liability of the Option Holder.

16.2	Paragraph 8.7 of Part A shall be replaced as follows:

“It shall be a term of the grant of an Option that the Option Holder shall jointly with his employer company enter into an election under section 431 (1) of ITEPA at the Date of Grant in the HMRC approved form.”

SCHEDULE

Proposed Amendments to FB Scheme

In paragraph 1.1, insert the following additional definitions (in the appropriate position in the alphabetical order):

"RSU"	a restricted share unit, being a right to receive Ordinary Shares granted pursuant to the RSU Appendix

"RSU Appendix"	the Appendix to the Scheme adopted in accordance with paragraph 11 which governs the grant of RSUs

The provisions of paragraphs 3.5 and 3.8 should be amended as follows:

3.5	(a)	If any company ("the Acquiring Company"):

(i)
obtains control of the Company as a result of making a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have control of the Company or as a result of making an offer to acquire all the shares in the Company which are of the same class as the Ordinary Shares which are the subject of Options; or

(ii)	obtains control of the company in pursuance of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985; or

(iii)	becomes bound or entitled under Sections 428 to 430 of the Companies Act 1985 to acquire shares in the Company which are the same class as the Ordinary Shares; or

(iv)	obtains all of the shares in the Company by acquiring all of the shares of the Company as a result of a qualifying exchange of shares (as defined in paragraph 40 of Schedule 5);

the Option Holder may, provided that the requirements of paragraph(s) 39 to 43 of Schedule 5 are met but not otherwise, at any time within the Appropriate Period, by agreement with the Acquiring Company, release his rights under this Scheme (in this paragraph 3.5(a) referred to as "the Old Rights") in consideration of the grant to him of rights (in this paragraph 3.5(a) referred to as "the New Rights") which are equivalent to the Old Rights but relate to shares in a different company (whether the Acquiring Company itself or a company which has control of the Acquiring Company or a company which either is, or has control of a company which is a member of a consortium owning either the Acquiring Company or a company having control of the Acquiring Company) ("Newco Shares") PROVIDED THAT notwithstanding the above, an Option Holder may alternatively agree, if offered, to release his Old Rights in consideration for the grant of a restricted share unit, being a right to receive Newco Shares, whether granted under the terms of the RSU Appendix or otherwise, on any basis whatsoever and without the need to satisfy the requirements set out in paragraph 3.5(f) and 3.5(g) below.

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(b)	In paragraph 3.5(a) above the "Appropriate Period" means:

(c)
in a case falling within paragraph 3.5(a)(i), the period of six months beginning with the time when the person making the offer has obtained control of the Company and any conditions subject to which the offer is made have been satisfied;

(d)	in a case falling within paragraph 3.5(a)(ii) or (iv), the period of six months beginning with the time when the Acquiring Company obtains control of the company; and

(e)
in case falling within paragraph 3.5(a)(iii), the period during which the Acquiring Company remains bound or entitled as mentioned in that paragraph, or if shorter the period of six months beginning with the time when the Acquiring Company obtains control of the Company.

(f)	The New Rights shall not be regarded for the purposes of paragraph 3.5(a) as equivalent to the Old Rights unless:

(g)
the total market value, immediately before the release, of the Ordinary Shares which were subject to the Option Holder's Old Rights is equal to the total market value, immediately after the grant, of the shares in respect of which the New Rights are granted to the Option Holder; and the total amount payable by the Option Holder for the acquisition of shares in pursuance of the New Rights is equal to the total amount that would have been payable for the acquisition of Ordinary Shares in pursuance of the Old Rights.

3.8
If, pursuant to paragraphs 3.5 and 3.7 an Option Holder releases or is regarded as releasing his Option in consideration of the grant to him of either an equivalent option ("the New Option") to acquire shares in the Holding Company or a replacement RSU under the terms of the RSU Appendix (the "New RSU"), then in relation to the New Option or New RSU (as applicable) references to "the Company" shall be construed as references to the company whose shares are the subject of the New Option or New RSU (as applicable) in the definitions of "Ordinary Shares", and "Relevant Event" and for the purposes of this Scheme or the RSU Appendix (as applicable)where the context so requires.

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FIZZBACK GROUP (HOLDINGS) LIMITED
EMPLOYEE SHARE OPTION SCHEME (the "SCHEME")

APPENDIX 1

APPENDIX FOR THE GRANT OF RESTRICTED SHARE UNITS

1.	TERMS

1.1
This appendix (the "RSU Appendix") to the Scheme governs the grant of RSUs (as defined below) to Eligible Employees and has been adopted in accordance with paragraph 11 of the Scheme. This RSU Appendix incorporates all the provisions of the Scheme except as modified in accordance with the provisions of the RSU Appendix.

1.2	Terms defined in this Scheme have the same meaning in the RSU Appendix unless the context otherwise requires or there is a different definition of the same term in the RSU Appendix.

2.	PARAGRAPH 1

2.1	The following definitions shall apply to the RSU Appendix and in relation to any RSUs (as defined below) granted pursuant to the RSU Appendix:

"Change of Ownership" means a person or body of persons (including an individual or group of individuals acting in concert, in partnership or otherwise) (other than any existing shareholder or any person connected or associated with an existing shareholder) acquiring the entire issued share capital of the Company;

"Date of Grant" shall mean the date on which the Company executes a deed of grant in accordance with paragraph 2.5 (as amended by the RSU Appendix);

"Option" shall mean either: (a) a non-transferable right to acquire the Option Shares granted to an Eligible Employee in pursuance of this Scheme and for the time being subsisting; or (b) an RSU granted pursuant to the RSU Appendix and for the time being subsisting, as the context requires;

"Option Agreement" shall mean either: (a) the option agreement (which may take the form of a letter, executed as a deed by the Option Holder) entered into by the Company and an Option Holder in accordance with paragraph 2.5 which, subject to the rules of the Scheme, forms an agreement between the Option Holder and the Company; or (b) an RSU Certificate, as the context requires;

"Option Holder" shall mean either: (a) a person holding an Option or, where the context requires or permits, his legal personal representatives; or (b) an RSU Holder, as the context requires;

"Option Price" shall mean either: (a) in respect of an Option which is not an RSU, a price per Option Share to be determined by the Directors in their sole and absolute discretion provided that such price shall not be less than the nominal value per Option Share, or (when applicable) such price as from time to time adjusted pursuant to this Scheme; or (b) in respect of an RSU, the nominal value per Ordinary Share to be paid upon the vesting of an RSU.

"Option Shares" means Ordinary Shares;

"Ordinary Share" means an ordinary share as defined in the articles of association of the Company;

"RSU" shall mean a restricted share unit, being a right to receive Ordinary Shares granted pursuant to the RSU Appendix;

"RSU Certificate" shall mean the certificate delivered to the RSU Holder by the Company evidencing the grant of an RSU in accordance with paragraph 2.5;

"RSU Holder" shall mean a person holding an RSU or, where the context requires or permits, his legal personal representatives; and

"Tax" means any and all federal, provincial, state and local taxes of any applicable jurisdiction, and other governmental fees, charges, duties, impositions and liabilities of any kind whatsoever, including social security, national health insurance or similar compulsory payments, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts.

2.2	The following additional words shall be inserted at the end of paragraph 1.4: "or, as applicable, of their overseas equivalent, as determined by the Directors"

3.	PARAGRAPH 2

3.1	Paragraph 2.1 shall be replaced with the following wording:

"Subject to the restrictions hereinafter contained, the Directors may from time to time at their discretion, and subject to such Performance Conditions as they may determine, grant or procure that there is granted to any Eligible Employee an RSU."

3.2	The first sentence of Paragraph 2.5 shall be replaced with the following wording:

"Each RSU shall be granted by the Company executing a deed of grant which shall be evidenced by an RSU Certificate, both of which shall specify:"

3.3	Paragraph 2.5(g) in its entirety shall not apply to the RSU Appendix.

3.4	Paragraph 2.6 in its entirety shall not apply to the RSU Appendix.

4.	PARAGRAPH 3

4.1	All references in paragraph 3 of the Scheme to "exercise" or "exercised" shall apply to RSUs as if such references were replaced with "vesting" or "vested" respectively.

4.2	Paragraph 3.1 in its entirety shall not apply to the RSU Appendix.

4.3	Paragraph 3.3 shall be replaced with the following:

"If an RSU Holder becomes a Leaver, all RSUs which have not vested shall lapse."

4.4	The first sentence of paragraph 3.4 shall be replaced with:

"Unless otherwise specified in the RSU Certificate, all RSUs which have not vested shall lapse immediately on the earliest of the following:

(a)           subject to paragraph 3.5, on a Change of Ownership;

(b)           the expiration of the Option Period;

(c)           on an Insolvent Liquidation of the Company; and

(d)           on the RSU Holder being adjudged bankrupt."

4.5	Paragraph 3.6 shall be replaced with the following wording:

"If notice is duly given of a general meeting at which a resolution will be proposed for the Solvent Liquidation of the Company, all RSUs to the extent they have not vested shall cease and determine on the due passing of the resolution."

5.	PARAGRAPH 4

5.1	Paragraph 4.1 in its entirety shall not apply to the RSU Appendix.

5.2	Paragraph 4.2 shall be replaced with the following wording:

"Where RSUs have vested in accordance with the Scheme and the RSU Certificate, an RSU Holder will be issued with the underlying Ordinary Shares which have so vested and the RSU Holder shall pay to the Company the aggregate nominal value for such Ordinary Shares."

5.3	Paragraph 4.3 shall be replaced with the following wording:

"The Company, in its sole discretion, shall determine from time to time the method and timing for payment of the aggregate nominal value for any Ordinary Shares which vest in accordance with paragraph 4.2 by the RSU Holder or for collection of such amount from the RSU Holder by the Company, including by way of requiring the sale of a portion of the Ordinary Shares issued by way of a sell-to-cover transaction, to cover such payment and any Taxes due by the RSU Holder. However, the Company shall have the full authority in its discretion to determine at any time that said nominal value shall not be paid and that the Company shall capitalise applicable profits or take any other action to ensure that it meets any requirement of applicable law regarding issuance of Ordinary Shares for consideration that is lower than the nominal value of such Ordinary Shares."

5.4	Paragraph 4.4 shall be replaced with the following wording:

"The RSUs will be satisfied by duly delivering Ordinary Shares (or as otherwise provided in paragraph 10.8) to the RSU Holders within thirty days of each vesting date."

6.	PARAGRAPH 5

Paragraph 5 shall be replaced with the following wording:

"Subject to any required action under any applicable law, the number of Ordinary Shares subject to each outstanding RSU, as well as the price per share of Ordinary Shares subject to each outstanding RSU, shall be proportionately adjusted, as the Directors deems necessary or appropriate, for any increase or decrease in the number of issued Ordinary Shares resulting from a share split, reverse share split, stock dividend, combination or reclassification of the Ordinary Shares, or any other increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration by the Company, such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of an RSU Holder under the RSU Appendix; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Except as expressly provided in this paragraph 5, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Ordinary Shares subject to an RSU."

7.	PARAGRAPH 7

7.1	Paragraph 7 in its entirety shall not apply to the RSU Appendix.

8.	PARAGRAPH 8

Paragraph 8 shall be replaced with the following wording:

8.1
All Tax consequences and obligations arising from the vesting of any RSU or the subsequent disposition of Ordinary Shares subject thereto or from any other event or act (of the Company or of the RSU Holder) hereunder, shall be borne solely by the RSU Holder, and the RSU Holder shall indemnify the Company and hold it harmless against and from any and all liability for any such Tax, including without limitation, monetary liabilities relating to the necessity to withhold, or to have withheld, any such Tax payment from any payment made to the RSU Holder. Notwithstanding the above, the Company’s obligation to deliver Ordinary Shares upon the vesting of any RSUs granted under the Plan shall be subject to the satisfaction of all applicable Tax withholding requirements as governed by applicable law or practice.

8.2
The Company shall have the right, but not the obligation, to deduct from the Ordinary Shares issuable to an RSU Holder upon the vesting of an RSU, or to accept from the RSU Holder the tender of, a number of whole Ordinary Shares having a fair market value, as determined by the Company, that will enable the Company to satisfy any Tax withholding obligations of the Company.

8.3	The Company shall not be required to release any Ordinary Shares (or share certificates) to an RSU Holder until all required payments have been fully made or secured.

8.4
The RSU Holder shall, if requested at any time by the Company, provide to the Company within 10 calendar days of such request, any information regarding the transfer or other disposition of Ordinary Shares reasonably required by the Company in order for the Company to comply with applicable local laws and regulations or to obtain any benefits thereunder.

9.	PARAGRAPH 9

Paragraph 9 in its entirety shall not apply to the RSU Appendix.

10.	PARAGRAPH 10

10.1	Paragraph 10.1 shall be replaced with the following wording:

"The Directors shall at all times keep available such number of authorised and unissued Ordinary Shares or procure the issue or transfer of sufficient Ordinary Shares as may be required to meet the subsisting rights of RSU Holders."

10.2	A new paragraph 10.8 shall be inserted with the following wording:

"Subject to the general terms and conditions of this Scheme, the Directors shall have the full authority in its discretion, from time to time and at any time to determine: (a) the method of payment for Ordinary Shares issued pursuant to any RSU; (b) the method for satisfaction of any tax withholding obligation arising in connection with an RSU, including by the withholding, delivery or sale of Ordinary Shares; (c) rules and provisions, as may be necessary or appropriate in relation to the operation of RSUs held by Eligible Employees resident or employed in any specific jurisdiction; and/or (d) any other matter which is necessary or desirable for, or incidental to, the administration of the RSU Appendix, including, where applicable, whether American Depositary Receipts should be issued in satisfaction of the vested RSU in lieu of Ordinary Shares."

11.	PARAGRAPH 11

11.1	Paragraph 11.1 shall be replaced with the following wording:

"This Scheme may be altered by the Directors from time to time provided that no alteration shall be effective to abrogate or alter adversely any of the subsisting rights of RSU Holders except with their written consent."

11.2	Paragraph 11.2(b) shall be replaced with the following wording:

"no alteration shall be effective to abrogate or alter adversely any of the subsisting rights of an RSU Holder except with his written consent."

12.	PART B

Part B in its entirety shall not apply to the RSU Appendix.